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                              November 17, 2022

       Craig Cecilio
       Chief Executive Officer
       Value Add Growth REIT IV, LLC
       750 B Street, Suite 1930
       San Diego, CA 92101

                                                        Re: Value Add Growth
REIT IV, LLC
                                                            Offering Statement
on Form 1-A
                                                            Filed October 21,
2022
                                                            File No. 024-12040

       Dear Craig Cecilio:

               We have reviewed your offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

       Offering Statement on Form 1-A

       General

   1. We note your certification under Item 3 of Part I that each person described in Rule 262 of
                                                        Regulation A is either
not disqualified under that rule or is disqualified but has received a waiver of such
disqualification. However, an affiliate referenced in your Form 1-A, DF
                                                        Growth REIT II, LLC, is
subject to an order by the dated March 16, 2022 temporarily
                                                        suspending that
issuer's Regulation A exemption under Securities Act Rule 258. Please provide an analysis of
how you determined you are eligible to rely on Regulation A for this offering,
including, in particular, your analysis of whether DF Growth REIT II is a predecessor of yours
for purposes of Securities Act Rule 262(a)(7).
 Craig Cecilio
Value Add Growth REIT IV, LLC
November 17, 2022
Page 2

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       Please contact Ruairi Regan at 202-551-3269 or Jeffrey Gabor 202-551-2544 if you have any questions.



                                                             Sincerely,
FirstName LastNameCraig Cecilio
                                                             Division of
Corporation Finance
Comapany NameValue Add Growth REIT IV, LLC
                                                             Office of Real
Estate & Construction
November 17, 2022 Page 2
cc:       Sara Hanks, Esq.
FirstName LastName